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May 16, 2016

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos, Esq.

Re:    The Charles Schwab Family of Funds (File Nos. 33-31894 and 811- 5954) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 100 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 101 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on March 1, 2016. PEA No. 100 relates to the Schwab Retirement Government Money Fund (the “Fund”), which is a new series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on March 29, 2016.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 100, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please supplementally confirm the reason why the Fund’s name includes the term “Retirement.”

Response: The Registrant confirms that the Fund’s name includes the term “Retirement” because the Fund is generally available only to employer-sponsored retirement plans (including profit sharing, 401(k), 403(b), 457(b), and similar plans) and defined benefit plans.

2.	Comment: Please confirm that the expense example will reflect the Fund’s contractual expense limitation for the period during which time the contractual expense limitation agreement is in place.

Response: The Registrant confirms that the expense example will reflect the Fund’s contractual expense limitation for the period during which time the contractual expense limitation agreement is in place.

3.	Comment: Please consider revising the disclosure in the “Principal investment strategies” section of the prospectus to clarify that the list of U.S. government securities is made up of examples of U.S. government securities and is considered a non-exhaustive list.

Response: The Registrant believes the referenced disclosure, including the phrase “such as”, adequately conveys that the list of U.S. government securities is a non-exhaustive list. Therefore, no changes have been made in response to this comment.

4.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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